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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2003.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14617

A.    Full title of the plan and the address of the plan, if different from that of issuer named below:

ANDREW PROFIT SHARING TRUST

B.    Name of issuer of the securities held pursuant to the plan and the address of its executive office:

ANDREW CORPORATION
10500 W. 153rd Street, Orland Park, Illinois 60462
(Address of principal executive offices and zip code)

(708) 349-3300
(Registrant's telephone number, including area code)

Financial Statements and Supplemental Schedule

ANDREW PROFIT SHARING TRUST

Years ended September 30, 2003 and 2002
with Report of Independent Auditors

Employer Identification #36-2092797
Plan #001

Andrew Profit Sharing Trust

Financial Statements
and Supplemental Schedule

Years ended September 30, 2003 and 2002

Report of Independent Auditors

Trustees
Andrew Profit Sharing Trust

        We have audited the accompanying statements of assets available for benefits of Andrew Profit Sharing Trust as of September 30, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at September 30, 2003 and 2002, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 30, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP February 5, 2004 Chicago, Illinois

Andrew Profit Sharing Trust

Statements of Assets Available for Benefits

	September 30
	2003	2002
Assets
Investments, at fair value	$202,189,802	$163,475,522
Receivables:
Andrew Corporation and subsidiaries cash contributions	616,007	1,000,715
Andrew Corporation and subsidiaries noncash contributions	615,993	894,495
Participant contributions	—	263,001

Assets available for benefits	$203,421,802	$165,633,733

See notes to financial statements.

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Statements of Changes in Assets Available for Benefits

	September 30
	2003	2002
Additions
Contributions:
Andrew Corporation and subsidiaries — Cash	$4,053,528	$4,301,155
Andrew Corporation and subsidiaries — Noncash	615,993	894,495
Participants	8,199,069	8,392,159

	12,868,590	13,587,809
Dividend and interest income	4,454,131	4,898,898
Transfers from other plans	1,865,700	429,063

Total additions	19,188,421	18,915,770
Deductions
Benefit payments	24,246,005	18,448,826
Administrative expenses	74,973	134,147

Total deductions	24,320,978	18,582,973
Net realized and unrealized appreciation (depreciation) in fair value of investments	42,920,626	(59,000,754)

Net increase (decrease)	37,788,069	(58,667,957)
Assets available for benefits:
Beginning of year	165,633,733	224,301,690

End of year	$203,421,802	$165,633,733

See notes to financial statements.

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Notes to Financial Statements

Years ended September 30, 2003 and 2002

1.     Description of the Plan

General

        The following description of the Andrew Profit Sharing Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

        The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company's profits and to save systematically.

        In June 2002, the Company acquired Celiant Corporation. Effective October 1, 2002, the Celiant Corporation 401(k) Plan merged into the Plan. As a result, assets totaling $1,865,700 were transferred into the Plan. In 2001, the Company acquired Micro Pulse, Inc. Effective January 1, 2002, participants in the Micro Pulse, Inc. 401(k) Retirement and Savings Plan were eligible to participate in the Plan. Effective March 1, 2002, the Micro Pulse, Inc. 401(k) Retirement and Savings Plan assets were merged into the Plan.

Contributions

        The Company's profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Company's Board of Directors. The Company's profit-sharing contribution was $1,232,000 and $1,789,000 for 2003 and 2002, respectively. Under the terms of the Plan agreement, the Company may direct all or a portion of the contribution to the fixed account portion of the Andrew Stock Fund. In 2003 and 2002, 50% of the profit-sharing contribution was nonparticipant-directed and was allocated to the fixed account portion of the Andrew Stock Fund (noncash). The remaining 50% was allocated based on participants' elections (cash). Participants must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. For the 2002 Plan year, former participants of the Micro Pulse, Inc. 401(k) Retirement and Savings Plan were eligible to receive a profit-sharing contribution to include their compensation paid by Micro Pulse, Inc. during the period October 1, 2001 through December 31, 2001.

        Each participant's maximum contribution under the Plan is 50% (15% prior to October 1, 2002) of annual gross earnings. Participants who contribute 3% or more of their gross earnings receive a Company-matching contribution equal to 3% of their gross earnings. Under the terms of the Plan agreement, the Company may direct all or a portion of the matching contributions to the fixed account portion of the Andrew Stock Fund. In 2003 and 2002, 100% of the contribution was allocated based on participants' elections.

Investment Options

        Participants may elect to contribute to various investment fund options offered by the Plan. There are no restrictions on interfund transfers except for those involving Andrew Corporation common stock. Transfers to and from the Andrew Stock Fund Accumulation Account are limited to twice per quarter. Transfers or withdrawals from the Andrew Stock Fund Fixed Account are not allowed until the participant has reached age 55. Beginning in 2002, a Brokerage Account feature was added whereby participants self-direct funds into various mutual funds, common stocks, and government securities. Participant contributions cannot be directed to the Brokerage Account; however, vested portions of account balances of other investment funds can be transferred into the Brokerage Accounts.

Individual Participant Accounts

        Each participant's account is credited with the participant's contributions and allocations of: (a) the Company's contributions, (b) Plan earnings, and (c) forfeited balances of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Loans

        A participant may borrow from the Plan at terms deemed appropriate by the trustees. Loan amounts may not exceed limitations specified by the trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant's total outstanding loan balance is limited to the lesser of: (1) 50% of the participant's vested account balance under the Plan; (2) $50,000 reduced by the participant's highest loan balance during the preceding 12 months; or (3) the portion of the participant's account balance under the Plan that is not invested in the Andrew Stock Fund Fixed Account. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator.

Payment of Benefits

        Upon the termination of a participant, distribution may be made in a lump sum.

Vesting

        Participants are immediately vested in their contributions, plus actual earnings thereon. A participant is vested in Company-matching and profit-sharing contributions, plus actual earnings (losses) thereon, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Partial Plan Termination

        The Company began restructuring activities on September 25, 2002, resulting in a partial plan termination. The following employees were affected: all employees at any U.S. location who were terminated due to a reduction of work force and employees at Newman, GA; Burlington, KS; Burlington, IA; Scottsdale, AZ; Richardson, TX; Addison, IL; Chesapeake, PA; Denton, TX; and Sunnyvale, CA, facilities who voluntarily terminated employment. Those who were not 100% vested, voluntary retirees, transferees to successor plans, deceased, normal retirees, or terminated due to cause became 100% vested.

Forfeitures

        Any forfeitures attributable to profit-sharing accounts are allocated to accounts of those participants employed on the last day of the Plan year. Any forfeitures attributable to Company-matching accounts are used to reduce future Company-matching contributions. The amount of unallocated forfeitures at September 30, 2003 and 2002, was $533,717 and $395,947, respectively.

2.     Significant Accounting Policies

Investment Valuation and Income Recognition

        Investments are stated at fair value. Investments in mutual funds are based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units of the common collective trust fund is based on quoted redemption values. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

        All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

        The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year ended September 30
	2003	2002
Andrew Corporation common stock*	$26,807,084	$(44,592,083)
Mutual funds	14,466,662	(14,799,285)
Other	1,646,880	390,614

	$42,920,626	$(59,000,754)

        *A portion of which is nonparticipant-directed.

        The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

	September 30
	2003	2002
Andrew Corporation common stock*	$48,578,896	$30,405,719
Fidelity Magellan Fund	10,379,569	9,488,817
American Century Income & Growth Fund	16,325,945	13,590,427
American Century Stable Asset Fund	38,446,202	38,618,132
American Century Equity Income Fund	11,672,392	9,580,343
PIMCO Total Return Fund	14,124,787	12,509,821
Vanguard Institutional Index Fund	15,686,832	12,907,661
*
A portion of which is nonparticipant-directed (see Note 4).

4.     Nonparticipant-Directed Investments

        Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments (Andrew Stock Fixed Account) is as follows:

	September 30
	2003	2002
Assets:
Andrew Corporation common stock	$20,469,468	$12,487,683
Andrew Corporation and subsidiaries contribution receivable	615,993	894,495

	$21,085,461	$13,382,178

	Year ended September 30
	2003	2002
Changes in net assets:
Andrew Corporation and subsidiaries contributions	$615,993	$894,495
Net appreciation (depreciation) in fair value of investments	9,371,381	(24,553,027)
Benefits paid	(1,854,516)	(2,603,728)
Interfund transfers	(429,575)	(612,749)

	$7,703,283	$(26,875,009)

5.     Plan Termination

        The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

6.     Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the

IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	September 30
	2003	2002
Assets available for benefits per the financial statements	$203,421,802	$165,633,733
Deemed distributions of participant loans	(188,276)	(186,714)

Assets available for benefits per the 5500	$203,233,526	$165,447,019

Year ended September 30 2003
Benefits paid to participants per the financial statements	$24,246,005
Add: Deemed distribution of participant loans at September 30, 2003	188,276
Less: Deemed distribution of participant loans at September 30, 2002	186,714

Benefits paid to participants per the Form 5500	$24,247,567

        Deemed distributions are recorded on the Form 5500 but are not recorded on the financial statements.

8.     Subsequent Events

        Effective October 1, 2003, the Andrew Stock Fund Fixed Account was merged into the Andrew Stock Fund Accumulation Account. No further contributions shall be made to the Andrew Stock Fund Fixed Account. The Andrew Stock Fund will be fully participant-directed as of October 1, 2003.

        Effective October 1, 2003, The Allen Telecom Inc. Employee Before-Tax Savings Plan merged into the Plan.

        Effective October 15, 2003, UMB Bank was removed as trustee of the Plan and JP Morgan Chase Bank was appointed as successor trustee.

Supplemental Schedule

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

September 30, 2003

Identity of Issue	Number of Shares	Cost	Current Value
Common stock
Andrew Corporation*
Fixed Account—Nonparticipant-directed	1,694,439	$7,520,010	$20,469,468
Accumulation Account—Participant-directed	2,131,958	**	25,871,282

			46,340,750
Fidelity Investment Funds
Magellan Fund	116,992	**	10,379,569
PIMCO Funds
Total Return Fund	1,292,487	**	14,124,787
American Century Investment*
Equity Income Fund	1,644,947	**	11,672,392
International Growth Fund	752,788	**	5,304,168
Income & Growth Fund	662,757	**	16,325,945
Small Cap Value Fund	184,785	**	1,493,095
Brokerage Account	N/A	**	11,042,624
SEI Trust
American Century Stable Asset Fund	38,446,203	**	38,446,202
Vanguard
Institutional Index Fund	172,158	**	15,686,832
Mid Cap Index Fund	13,012	**	693,440
Small Cap Index Fund	40,233	**	803,360
Dodge & Cox Funds
Stock Fund	69,693	**	7,062,118
American Funds
Growth Fund of America	38,043	**	832,379
Morgan Stanley
Small Company Growth Fund	653,051	**	6,099,488

EIN 36-2092797
Plan #001

Andrew Profit Sharing Trust

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year) (continued)

September 30, 2003

Identity of Issue	Number of Shares	Cost	Current Value
Artisan Funds
Artisan Mid Cap Fund	324,675	**	$7,506,471
Participants loans	Varying maturities with interest rates ranging from 4% to 13%		8,376,182

Total investments			$202,189,802

*
Indicates party in interest to the Plan.

**
Historical cost information is not required for participant-directed investments.

Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-57273 and 333-74470) pertaining to the Andrew Profit Sharing Trust of Andrew Corporation of our report dated February 5, 2004, with respect to the financial statements and supplemental schedule of the Andrew Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2003.

/s/ Ernst & Young LLP March 24, 2004 Chicago, Illinois

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 24, 2004
	By:	/s/ MARTY R. KITTRELL Marty R. Kittrell Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)

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Andrew Profit Sharing Trust
Contents
Report of Independent Auditors
Andrew Profit Sharing Trust Statements of Assets Available for Benefits
Andrew Profit Sharing Trust Statements of Changes in Assets Available for Benefits
Andrew Profit Sharing Trust Notes to Financial Statements Years ended September 30, 2003 and 2002
Supplemental Schedule
Andrew Profit Sharing Trust Schedule H, Line 4i—Schedule of Assets (Held at End of Year) September 30, 2003
Consent of Independent Auditors
SIGNATURES